Exhibit 99.1

CANADIAN SUPERIOR

ENERGY INC.

Annual Meeting of Shareholders

To be Held on May 12, 2006

NOTICE OF ANNUAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

April 7, 2006

CANADIAN SUPERIOR ENERGY INC.

Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

April 7, 2006

Dear Shareholder:

We are pleased to invite you to attend our annual meeting of holders of common shares of Canadian Superior Energy Inc. to be held in the Wildrose Room, Sheraton Suites Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta, T2P 5C2 on May 12, 2006 commencing at 11:00 a.m. (Calgary time).

The items of business to be acted on by the shareholders are set forth in the enclosed Notice of Annual Meeting and Management Information Circular.  As your vote is important, your common shares should be represented at the annual meeting whether or not you are able to attend.  If you do not plan to attend, please complete, sign, date and return the enclosed form of proxy so that your common shares can be voted at the meeting in accordance with your instructions.

Sincerely,

(Signed) Gregory S. Noval
Chairman and Chief Executive Officer
Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.

Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO:                         THE SHAREHOLDERS OF CANADIAN SUPERIOR ENERGY INC.

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of common shares of Canadian Superior Energy Inc. (the “Corporation”) will be held in the Wildrose Room, Sheraton Suites Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta, T2P 5C2 on May 12, 2006 commencing at 11:00 a.m. (Calgary time) for the following purposes:

1.             to receive the financial statements of the Corporation for the year ended December 31, 2005 and the auditors’ report thereon;

2.             to approve the appointment of Myers Norris Penny LLP as auditors of the Corporation for the ensuing year and authorize the board of directors (the “Board of Directors”) of the Corporation to fix such auditors’ remuneration;

3.             to set the number of directors to be elected;

4.             to elect the Board of Directors;

5.             to transact such other business as may be properly brought before the Meeting or any adjournment thereof,

each as described in the management information circular accompanying this Notice.

The board of directors of the Corporation has fixed April 7, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

INFORMATION RELATING TO THE MATTERS TO BE BROUGHT BEFORE THE MEETING IS SET FORTH IN THE MANAGEMENT INFORMATION CIRCULAR WHICH ACCOMPANIES THIS NOTICE AND WHICH IS EXPRESSLY MADE A PART OF THIS NOTICE.

In order to be represented by proxy at the Meeting you must complete, date, sign and return the enclosed instrument of proxy duly completed to Valiant Trust Company, 310, 606 - 4th Street S.W. Calgary, Alberta T2P 1T1 (or Fax: 1-403-233-2857), not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the Meeting or any adjournment thereof, to ensure representation whether or you are able personally to attend the Meeting. If a shareholder receives more than one instrument of proxy because such shareholder owns common shares of the Corporation registered in different names or addresses, each instrument of proxy should be completed and returned.

DATED at Calgary, Alberta as of April 7, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Gregory S. Noval
Chairman and Chief Executive Officer
Canadian Superior Energy Inc.

CANADIAN SUPERIOR ENERGY INC.

ANNUAL MEETING OF SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES	2
REVOCABILITY OF PROXIES	2
VOTING OF PROXIES	2
Advice to Beneficial Shareholders	2
VOTING SHARES AND RECORD DATE	3
Common Shares	3
Preferred Shares	3
Record Date	3
PRINCIPAL HOLDERS OF VOTING SHARES	3
COMPENSATION OF EXECUTIVE OFFICERS	3
Summary Compensation Table	3
Stock Option Plan	4
Report on Executive Compensation	7
Securities Authorized for Issuance Under Equity Compensation Plans	7
Executive Employment Contracts	7
COMPENSATION OF DIRECTORS	8
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	8
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	9
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	9
MATTERS TO BE ACTED UPON AT THE MEETING	9
Financial Statements and Auditors’ Report	9
Appointment of Auditors	9
Number of Directors	9
Election of Directors	10
CORPORATE GOVERNANCE PRACTICES	11
Board of Directors	11
Board Mandate	12
Position Descriptions	13
Orientation and Continuing Education	13
Ethical Business Conduct	13
Nomination of Directors	14
Compensation	14
Other Board Committees	14
Assessments	14
OTHER MATTERS	14
ADDITIONAL INFORMATION	15

SOLICITATION OF PROXIES

This management information circular is furnished by the management of Canadian Superior Energy Inc. (the “Corporation”) in connection with the solicitation of proxies by management of the Corporation for use at the annual meeting (the “Meeting”) of holders of common shares (“Common Shares”) of the Corporation to be held at in the Wildrose Room, Sheraton Suites Eau Claire Hotel, 255 Barclay Parade S.W., Calgary, Alberta, T2P 5C2 on May 12, 2006 commencing at 11:00 a.m. (Calgary time) and at any adjournment thereof, for the purposes set forth in the accompanying notice of annual meeting and this management information circular.

THE ENCLOSED PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT OF THE CORPORATION. THE PERSONS NAMED IN THE ENCLOSED PROXY FORM ARE DIRECTORS AND SENIOR OFFICERS OF THE CORPORATION. A HOLDER OF COMMON SHARES SUBMITTING AN INSTRUMENT OF PROXY HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN THE PERSONS DESIGNATED IN THE INSTRUMENT OF PROXY TO ATTEND AND ACT FOR HIM AT THE MEETING. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY.

To be used at the Meeting, the completed instrument of proxy must be deposited at the offices of Valiant Trust Company (“Valiant”), 310, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1 (or Fax: 1-403-233-2857), not later than 48 hours, excluding Saturdays, Sundays and holidays in Alberta, before the time set for the Meeting or any adjournment thereof.  Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of the Corporation at a nominal cost.  All costs in connection with the solicitation of proxies will be borne by the Corporation.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it at any time prior to the exercise thereof either by (a) signing an instrument of proxy bearing a later date and depositing the same with Valiant not less than 48 hours (excluding Saturdays, Sundays and holidays in Alberta) before the time set for the holding of the Meeting or any adjournment thereof, or with the chairman of the Meeting before any vote in respect of which the proxy is to be used shall have been taken, or (b) attending the Meeting in person and registering with the scrutineers as a shareholder personally present.

VOTING OF PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted (including the voting on any ballot), and where a choice with respect to any matter to be acted on has been specified in the instrument of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification.  In the absence of any such specification, the persons named in the instrument of proxy, who are officers and directors of the Corporation, will, if named as proxy, vote in favour of the resolutions set forth in the accompanying notice of annual meeting.

The enclosed instrument of proxy confers discretionary authority upon the person named therein with respect to (a) amendments or variations to matters identified in the notice of annual meeting and (b) other matters which may properly come before the Meeting or any adjournment thereof.  At the time of printing of this management information circular, management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice of annual meeting.  If any such amendment, variation or other matter properly comes before the Meeting, the Common Shares represented by proxies in favour of management will be voted on such matters in accordance with the best judgement of the person named in the instrument of proxy.

Advice to Beneficial Shareholders

Holders of Common Shares who do not hold their shares in their own name but instead hold their shares through their brokerage firm or financial institution are commonly known as “Beneficial or Non-Registered Shareholders” and are advised to carefully follow the instructions enclosed in their proxy package when completing their voting instruction card.  Every intermediary (brokerage firm) has its own mailing procedure and provides its own return instructions which should be carefully followed.  All references to holders of Common Shares in this management information circular, the accompanying instrument of proxy and notice of the meeting are to shareholders of record unless specifically stated otherwise.

IF YOU ARE A BENEFICIAL SHAREHOLDER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BROKER OR AGENT WELL IN ADVANCE OF THE MEETING TO DETERMINE HOW YOU CAN DO SO.

VOTING SHARES AND RECORD DATE

The authorized share capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”).  As at April 7, 2006, there were 121,262,630 Common Shares and 150,000 Preferred Shares issued and outstanding.

Common Shares

The holders of Common Shares are entitled to notice of and to vote at all annual and special meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Common Share. Subject to any prior rights of the holders of Preferred Shares (more fully described below) the holders of Common Shares are entitled to receive such dividends as the board of directors of the Corporation (the “Board of Directors” or the “Board”) declare and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Preferred Shares

On December 6, 2005, the Corporation secured a US$15 million equity commitment and on February 1, 2006, the Corporation completed this financing in the form of a private placement in the amount of US$15,000,000 by way of the issuance of units (“Units”) consisting of ten 5% US cumulative redeemable convertible preferred shares (the “Preferred Shares”) and 80 common share purchase warrants.  Each Preferred Share is convertible into forty Common Shares of Canadian Superior at a price of US$2.50 per Common Share. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction subject to certain events.  The holders of Preferred Shares are not entitled to notice of or to vote at annual and special meetings of shareholders.

Record Date

The Board of Directors has fixed April 7, 2006 as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Common Shares acquired after the Record Date and who have produced properly endorsed certificates evidencing such share ownership or who otherwise establish to the satisfaction of the Corporation ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to the Corporation, that their names be included in the list of shareholders, are entitled to vote at the Meeting.  Only instruments of proxy from registered shareholders as of the Record Date can be recognized and voted at the Meeting. Persons who are beneficial holders of Common Shares as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer.

PRINCIPAL HOLDERS OF VOTING SHARES

As of the date hereof, to the knowledge of the directors or senior officers of the Corporation, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all equity shares of the Corporation, other than Palo Alto Investors LLC, which as at the date of this management information circular owns 12,120,100 Common Shares, representing 10.5% of the issued and outstanding Common Shares.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table

The following table provides a summary of the compensation earned during the last three financial years by the Chairman and Chief Executive Officer, the President and Chief Operating Officer, the Executive Vice President & Vice President, Western Canada Operations, the Chief Financial Officer and the Vice President, Exploration of the Corporation (the “Named Executive Officers”).

Long-Term Compensation
					Awards		Payouts
Securities
					Under	Restricted
		Annual Compensation			Options/	Shares or
Name and				Other Annual	SARs	Restricted	LTIP
Principal		Salary	Bonus	Compensation	Granted	Share Units	Payouts	All Other
Position	Year	($)	($)	($)	(#)	($)	($)	Compensation
Gregory S. Noval, Chairman and Chief Executive Officer	2005 2004 2003	366,158 332,871 282,555	166,435 79,255 134,550	68,858 65,554 50,709	750,000 850,000 nil	nil nil nil	nil nil nil	nil nil nil

Michael E. Coolen,	2005	210,000	nil	2,256	50,000	nil	nil	nil
President and	2004	210,000	nil	2187	150,000	nil	nil	nil
Chief Operating Officer	2003	210,000	nil	1,160	nil	nil	nil	nil

Leigh Bilton, Executive Vice President & Vice President, Western Canada Operations	2005 2004 2003	203,000 157,500 131,250	50,000 50,000 nil	12,383 11,645 7,045	100,000 250,000 150,000	nil nil nil	nil nil nil	nil nil nil

Ross A. Jones(1) Chief Financial Officer	2005 2004	193,375 30,625	15,833 nil	6,028 713	50,000 250,000	nil nil	nil nil	nil nil

Mel Marshall (2) Vice President, Exploration	2005 2004	182,437 78,795	16,000 nil	6,064 2,720	50,000 250,000	nil nil	nil nil	nil nil

Notes:

(1)           Mr. Jones was appointed Chief Financial Officer of the Corporation on November 1, 2004.

(2)           Mr. Marshall was appointed Vice President, Exploration of the Corporation on July 12, 2004.

Stock Option Plan

The Corporation adopted a stock option plan (the “Stock Option Plan”) for directors, senior officers, employees and key consultants of the Corporation.  The purpose of the Stock Option Plan is to provide stock options to purchase Common Shares to employees, officers, directors of the Corporation and consultants to the Corporation and others as an incentive to assist the Corporation in achieving the long-term objectives of the Corporation and to attract and retain persons of experience and ability.  In addition, the Stock Option Plan has been adopted by the Corporation to assist and encourage directors, officers, employees and consultants of the Corporation to work towards and participate in the growth and development of the Corporation by providing those persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation.

The Stock Option Plan is a “rolling” stock option plan such that the maximum number of Common Shares that may be reserved for issuance pursuant to stock options granted is equal to 10% of the outstanding Common Shares of the Corporation.  The maximum number of Common Shares that may be reserved for issuance to any one person pursuant to stock options granted under the Stock Option Plan is 5% of the number of Common Shares issued and outstanding.  The maximum number of Common Shares that may be reserved for issuance to “Insiders” (as such term is defined by the Toronto Stock Exchange) pursuant to stock options granted under the Stock Option Plan and any other share compensation arrangement of the Corporation is 10% of the number of Common Shares issued and outstanding. The maximum number of Common Shares that may be issued to Insiders under the Stock Option Plan and any other share compensation arrangement of the Corporation within a one year period is 10% of the number of Common Shares issued and outstanding.  The Stock Option Plan provides that the interest of a stock option holder, pursuant to any stock option agreement entered into with the Corporation by such stock option holder, is not transferable or alienable by the stock option holder (the “Optionholder”) in any other manner whatsoever.

Each stock option is exercisable to acquire one Common Share.  The number of stock options, and the exercise price thereof, is set by the Board of Directors at the time of grant provided that the exercise price shall not be less than the “Market Value” on the date such stock options are granted.  Market Value is defined in the Stock Option Plan as (i) the last reported sale price on the trading day immediately preceding the date on which the stock options were granted (the “Option Date”) at which Common Shares traded on the TSX; or (ii) if there is no reported sale price at which Common Shares traded on the TSX on the trading day immediately preceding such Option Date, the last reported sale price at which Common Shares traded on such exchange prior to such Option Date; or (iii) if the Common Shares are not listed and trading on a recognized stock exchange on such Option Date, such price as the Board of Directors shall, in their sole discretion, determine is the fair value of the Common Shares at such time.  The stock options granted under the Stock Option Plan are exercisable for a period of not greater than ten years from the date of grant and may vest at such times as the Board of Directors may determine at the time of grant. A stock option under the Stock Option Plan is not be exercisable for less than 500 Common Shares at any one time.

The Stock Option Plan has been approved by the holders of Common Shares and complies with the rules of the Toronto Stock Exchange (the “TSX”) relating to the exercise price of stock options.  The directors of the Corporation may amend the Stock Option Plan or outstanding stock options at any time, provided that any required stock exchange and shareholder approvals are obtained.  Consent or deemed consent of an Optionholder is also required if the amendment would prejudice the Optionholder’s rights under previously granted stock options.  The TSX will not require shareholder approval for amendments of a “housekeeping” nature, a change to the vesting provisions of an option or the Stock Option Plan or a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date.

The TSX will generally require shareholder approval where an amendment to the Stock Option Plan may lead to additional dilution in the Corporation’s outstanding Common Shares, or may provide additional benefits to eligible participants, especially Insiders, at the expense of the Corporation and its existing shareholders.  In particular, shareholder approval will be required for any amendment to the number of Common Shares issuable under the Stock Option Plan, any change to the eligible participants which would have the potential of broadening or increasing Insider participation, the addition of any form of financial assistance, or any amendment to a financial assistance provision which is more favourable to participants, and the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the Corporation.

At the last annual and special meeting of Shareholders held on June 24, 2005, Shareholders approved amendments to the Stock Option Plan. Prior to the amendments that were approved, the Stock Option Plan was considered to be a “fixed plan” as the maximum number of Common Shares that could be reserved for issuance for stock options granted was fixed at a prescribed maximum amount of Common Shares.  Effective January 1, 2005, the TSX amended its rules relating to security based compensation arrangements.  As a result of the amendments made by the TSX, the Corporation proposed, and Shareholders approved, the amendment of the Stock Option Plan to:

1.             delete the reference to a maximum number of Common Shares reserved for issuance pursuant to the Stock Option Plan, and provide that the maximum number of Common Shares issuable pursuant to the Stock Option Plan be a “rolling” maximum amount equal to 10% of the issued and outstanding Common Shares, resulting in any increase in the issued and outstanding Common Shares increasing the available number of Common Shares issuable pursuant to the Stock Option Plan; and

2.             provide that any exercises of stock options granted makes new grants available under the Stock Option Plan, effectively resulting in a re-loading of the number of Common Shares available for grant under the Stock Option Plan.

The Board of Directors of the Corporation believes that these amendments to the Stock Option Plan are beneficial to the Corporation as the amendments ensure an adequate number of stock options are available for grant to current and future directors, officers, employees and consultants of the Corporation.

As at the date of this management information circular, the Corporation has outstanding stock options to purchase 10,026,721 Common Shares of the Corporation.

Stock Option Grants During 2005

The following table sets forth information regarding the grants to the Named Executive Officers of stock options to purchase Common Shares during the Corporation’s most recently completed financial year ended December 31, 2005:

				Market Value of
				Securities
Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/security)	Underlying Options on Date of Grant ($/security)	Expiration Date
Gregory S. Noval,	250,000	7.39%	2.25	2.25	Oct 21, 2015
Chairman and Chief Executive Officer	500,000	14.79%	2.30	2.30	Dec 5, 2015
Michael E. Coolen,	50,000	1.48%	2.25	2.25	Oct 21, 2015
President and Chief
Operating Officer
Leigh Bilton,	100,000	2.96%	2.25	2.25	Oct 21, 2015
Executive Vice President & Vice President, Western Canada Operations
Ross A. Jones, Chief Financial Officer	50,000	1.48%	1.89	1.89	June 30, 2015
Mel Marshall, Vice President Exploration	50,000	1.48%	1.89	1.89	June 30, 2015

Stock Option Exercises During 2005 and Fiscal Year End Option Values

The following table shows the number and aggregate value of stock options exercised by the Named Executive Officers during the Corporation’s most recently completed financial year ended December 31, 2005, and the value, as at December 31, 2005, of the unexercised stock options held by the Named Executive Officers:

					Value of Unexercised
	Securities	Aggregate	Unexercised Options at		in-the-Money Options at
	Acquired	Value	FY-End		FY-End
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)
Gregory S. Noval,	nil	nil	2,600,000	0	1,625,000	0
Chairman and Chief
Executive Officer
Michael E. Coolen,	nil	nil	136,666	163,334	108,667	74,833
President and Chief
Operating Officer
Leigh Bilton,	100,000	88,500	300,000	200,000	57,500	55,000
Executive Vice
President & Vice
President, Western
Canada Operations
Ross A. Jones,	nil	nil	83,333	216,667	18,333	62,167
Chief Financial Officer
Mel Marshall,	nil	nil	166,667	133,333	110,667	76,833
Vice President
Exploration

Report on Executive Compensation

During 2005, the compensation committee of the Corporation was comprised of the Board of Directors as a whole.  The Corporation’s executive compensation program has three components: base salary, bonus payments and stock options.  The Board of Directors of the Corporation in granting salaries, bonus payments, and stock options considers individual performance, overall performance of the Corporation and the overall performance of the Common Shares of the Corporation.

Base salaries, including those of the Named Executive Officers, are determined based on competitive levels for oil and gas companies of comparable size to the Corporation.

Bonuses are considered to be a normal part of executive incentive compensation.  Other than as outlined below in “Executive Employment Contracts”, bonuses are paid periodically at the discretion of the Board of Directors of the Corporation based on performance.

Stock options are granted to directors, senior officers, employees and key consultants of the Corporation.  Stock option grants are dependent upon individual performance.  The number of stock options granted to directors and officers is determined by the Board of Directors of the Corporation.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information with respect to the Corporation’s Stock Option Plan and stock options that were granted as part of employment inducement, as at December 31, 2005.

			Number of Securities
			Remaining Available for
			Future Issuance Under
	Number of Securities to be	Weighted-Average Exercise	Equity Compensation Plans
	Issued Upon Exercise of	Price of Outstanding	(Excluding Securities
	Outstanding Options	Options	Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plan approved by securityholders	9,238,389	$1.83	2,675,147
Equity compensation plan not approved by securityholders	250,000	$1.70	nil

Executive Employment Contracts

The Corporation and Gregory S. Noval entered into an executive employment agreement (the “Agreement”) dated July 1, 2003.  The Agreement is for a three year term which expires on June 30, 2006 or when Mr. Noval’s employment is terminated voluntarily or involuntarily pursuant to the Agreement.  The Agreement relates to Mr. Noval’s salary and entitlement to benefits, including stock options and bonuses.  The Agreement provides that the Corporation may terminate Mr. Noval’s employment should Mr. Noval become incapacitated by illness such that he is unable to perform his duties for six consecutive months, provided that the Corporation provides Mr. Noval three months notice of such termination and makes the payments provided for in the Agreement.  In the event that Mr. Noval ceases to be the Chairman and Chief Executive Officer and/or a director of the Corporation for any reason whatsoever, including death, this obligates the Corporation to pay to Mr. Noval or his estate or his legal representative: (i) an amount equal to three times Mr. Noval’s annual salary and three times the value of all benefits being paid by the Corporation to which Mr. Noval is entitled; (ii) all benefits to which Mr. Noval is entitled to pursuant to the Agreement for a period of three years; and (iii) the prepayment of all premiums relating Mr. Noval’s life insurance policies for a period of three years, or, in the event of death of Mr. Noval, immediately pay to his estate or his legal representative the benefit of all Mr. Noval’s life insurance policies.

In addition, the Corporation has an executive employment agreement with Michael (Mike) E. Coolen.  The term of the executive employment agreement commenced on June 13, 2001 and continues for an infinite period subject to certain termination provisions. The employment of Mr. Coolen may be terminated by the Corporation, at any time, for cause, without payment of any compensation by the Corporation.  The Corporation may terminate the executive employment agreement with Mr. Coolen at any time, without cause, provided that a payment equal to one year of Mr. Coolen’s gross annual salary, in effect at the time of termination, is paid by the Corporation to Mr. Coolen.

Performance Graph

The following graph and table illustrate the Corporation’s cumulative total shareholder return for the last five years, based on a $100 investment compared to the five year rate of return from a similar investment in the S&P/TSX Composite Index:

	S&P / TSX Composite Index
	Oil & Gas Exploration &
Year	Production	Canadian Superior
2001	$103.39	$174.44
2002	$120.11	$182.22
2003	$144.31	$396.03
2004	$203.01	$232.03
2005	$348.49	$291.56

COMPENSATION OF DIRECTORS

Non-management directors of the Corporation receive an annual honorarium of $2,500.  In addition, non-management directors receive fees of (i) $1,000 for each directors’ meeting attended in person; (ii) $500 for each directors’ meeting attended by telephone; and (iii) $500 for each committee meeting attended.  Directors are also reimbursed for out-of pocket expenses incurred in carrying out their duties as directors.  The directors of the Corporation may also be granted stock options pursuant to the Corporation’s Stock Option Plan. See “Compensation of Executive Officers – Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Except as disclosed herein, no directors, executive officers or senior officers of the Corporation, or any of their associates or affiliates are indebted to the Corporation since the commencement of the last completed fiscal year of the Corporation and no indebtedness of any of the foregoing to another entity is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries since the commencement of the last completed fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Corporation’s last completed fiscal year, no informed person of the Corporation, nominee for director, or any associate or affiliate of an informed person or nominee for director, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation.

During the year ended December 31, 2005, the Corporation paid $618,000 for aircraft rentals to a company controlled by Gregory S. Noval, the Chairman and Chief Executive Officer and director of the Corporation.

In November 2004, the Corporation entered into participation agreements in the normal course of its operations with a company controlled by Mr. Noval in respect of the Corporation’s offshore Nova Scotia and offshore Trinidad and Tobago prospects.  Pursuant to these agreements, the company controlled by Mr. Noval has the right to participate on a promoted basis for 16 2/3% of Canadian Superior’s costs of the East Coast wells (this was subsequently increased to 33 1/3%) and the company has the right to participate on a promoted basis for 33 1/3% of Canadian Superior’s costs of certain earning wells in Trinidad.

The transactions described in this section were in the normal course of operations of the Corporation and agreed to by the company controlled by Mr. Noval and the Corporation based on extensive negotiations and Board approval and approval by the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.  For the purpose of this paragraph “Person” shall include each person: (a) who has been a director, senior officer or insider of the Corporation since the commencement of the Corporation’s last completed fiscal year; (b) who is a proposed nominee for election as a director of the Corporation; or (c) who is an associate or affiliate of a person referred to in (a) or (b).

MATTERS TO BE ACTED UPON AT THE MEETING

Financial Statements and Auditors’ Report

The Corporation’s audited financial statements for the period ended December 31, 2005, and the auditors’ report thereon will be submitted at the Meeting. No vote will be taken regarding the Corporation’s audited financial statements.

Appointment of Auditors

Meyers Norris Penny LLP have been the auditors of the Corporation since June 2005.  The Board of Directors has proposed that Meyers Norris Penny LLP be appointed as the Corporation’s auditors for the ensuing year and that the Board of Directors be authorized to fix the auditors’ remuneration.  A majority of the votes, voted by the Shareholders represented at the Meeting, is required for approval of the appointment of the Corporation’s auditors.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby for the appointment of Myers Norris Penny LLP, as auditors of the Corporation to hold office until the next annual meeting of shareholders or until their successor are appointed, at a remuneration to be fixed by the Board of Directors.

Number of Directors

The Corporation is required by its Articles to have a minimum of three and a maximum of fifteen directors.  Shareholders will be asked at the Meeting to pass a resolution setting the number of directors to be elected at the Meeting at six.

The resolution setting the number of directors to be elected must be passed by a simple majority of the votes cast with respect to the resolution, by shareholders present in person or by proxy at the Meeting. In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution setting the number of directors to be elected at the Meeting at six.

There is a provision in the Articles of the Corporation which permits the Board of Directors to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting.  A maximum of two additional directors could be appointed between annual meetings of shareholders of the Corporation in this manner.

Election of Directors

The persons named below are the nominees of management for election as directors.  Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Corporation or the Business Corporations Act (Alberta).

The following table sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in the Corporation presently held by him; his principal occupation at present and if the director is not currently a director of the Corporation his principal occupation during the preceding five years; the period during which he has served as a director; and the number of voting shares of the Corporation that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of the date hereof:

Name and Place of Residence	Present and Principal Occupation during the last five years	Date of Appointment as Director	Common Shares Beneficially Owned(2)
Gregory S. Noval Turner Valley, Alberta	Chairman and Chief Executive Officer and Director of the Corporation.	June 1996	2,004,944
Thomas J. Harp(1) Calgary, Alberta	President of Harp Resources Ltd., a private resource company.	June 2000	44,556
Charles Dallas Innisfail, Alberta	Independent businessman.	June 2000	79,444
Alexander Squires(1) Toronto, Ontario	Managing Partner and Director of Brant Securities Ltd., an independent full service securities firm from July 1997 to present.	November 2004	508,000
Michael (Mike) Coolen Calgary, Alberta	President and Chief Operating Officer of, or other positions with, the Corporation from March, 2004 to present. For the four years prior thereto, Manager Health, Safety and Environment, Sable Offshore Energy Inc., under secondment from ExxonMobil Canada and Mobil Oil Canada.	November 2005	207,266
Kaare Idland Red Deer, Alberta	President and Chief Executive Officer of Kidd Construction Ltd. Mr. Idland founded Kidd Construction Ltd. in 1960.	November 2005	577,900

Notes:

(1)           Member of the Audit Committee of the Corporation.  The other member of the Audit Committee is Gerald J. Maier.

(2)           The information as to Common Shares beneficially owned, not being within the knowledge of the Corporation, has been obtained from the SEDI system or has been extracted from the register of shareholdings maintained by the Corporation’s transfer agent.

(3)           Messrs. Leigh Bilton and Gerald J. Maier, directors of the Corporation as at the date of this management information circular, are not standing for re-election as directors.

In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the election to the Board of those persons hereinafter designated as nominees for election as directors.  The Board does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting on the election of directors.

CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.  The Corporation  is also subject to Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees.

The Corporation’s board of directors (the “Board”) is responsible for the governance of the Corporation.  The Board and the Corporation’s management consider good corporate governance to be central to the effective and efficient operation of the Corporation. Below is a discussion of the Corporation’s approach to corporate governance.

Board of Directors

The Board is responsible for overseeing the management of the Corporation. As at the date of this management information circular, the Board is comprised of eight members.  The majority of the Board are not independent directors.  The Board has determined that four of the eight directors are independent directors pursuant to MI 52-110.

The following directors are independent in that they do not have a direct or indirect material relationship with the Corporation or one which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgment:

Charles Dallas

Gerald J. Maier

Thomas J. Harp

Alexander Squires

The following directors are not independent:

Gregory S. Noval

Leigh Bilton

Michael (Mike) Coolen

Kaare Idland

Mr. Noval is not independent by virtue of being the Chairman and Chief Executive Officer of the Corporation.  Mr. Coolen is not independent because he is the President and Chief Operating Officer of the Corporation.  Mr. Bilton is not independent because he is the Executive Vice President & Vice President, Western Canada Operations of the Corporation.  Mr. Idland is not independent because he has a business relationship with the Corporation as the owner of a construction company which provides services to the Corporation.

Mr. Noval is the Chair of the Board and is not an independent director.  To provide leadership for its independent directors, the Board ensures that the independent directors have access to management of the Corporation.  Further, at the Corporation’s expense, the Board or any committee of the Board may retain, when it considers it necessary or desirable, outside consultants or advisors to advise the Board or any committee of the Board independently on any matter.  The Board and any committee of the Board have the sole authority to retain and terminate any such consultants or advisors, including sole authority to review a consultant’s or advisor’s fees and other retention terms.  The Chair of the Audit Committee is an independent director.

The following directors of the Corporation are also currently directors of other Canadian reporting issuers as follows:

Name of Director	Name of Other Reporting Issuer	Position with Other Reporting Issuer
Gregory S. Noval	Challenger Energy Corp.	Director
Thomas J. Harp	Cheyenne Energy Inc.	Director

The Board exercises its independent supervision over the Corporation’s management through a combination of formal meetings of the Board as well as informal discussions amongst the Board members.  The independent directors can also hold scheduled meetings at which non-independent directors and members of management are not in attendance. Where matters arise at Board meetings which require decision making and evaluation that is independent of management and interested directors, the meeting breaks into an in camera session among the independent and disinterested directors. In order to facilitate the Board’s exercise of independent judgment in carrying out its responsibilities, the Audit Committee, which is comprised entirely of independent directors, holds regular in camera meetings.

The Chairman of the Board, Mr. Noval, is not an independent director.  The role of the Chairman of the Board is to enhance the Board’s effectiveness by ensuring that the responsibilities of the Board are understood by the Board members and management and ensuring the Board has adequate resources to support its decision-making requirements.  The Chairman ensures there is a process in place for monitoring legislation and best practices and to assess the effectiveness of the Board, the Board committees and individual directors on a regular basis.  The Chairman also prepares agendas for Board meetings, consults with the Board on the effectiveness of Board committees, ensures that the independent directors have adequate opportunities to meet to discuss issues without management present, chairs Board meetings and communicates to other members of management as appropriate the results of private discussions among independent directors.  The Chairman presides at meetings of the Board and the shareholders of the Corporation, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation.

During the Corporation’s most recently completed fiscal year ended December 31, 2005, the Board has held seven formal Board meetings. Set out below is information relating to the attendance of the directors of the Corporation at Board and Committee meetings.

Summary of Board and Committee Meetings Held

For the year ended December 31, 2005

Board	7
Audit Committee	5
Reserve Committee	1
Total Number of Meetings Held	13

Summary of Attendance of Directors

For the year ended December 31, 2005

	Board	Committee
Director	Meetings Attended	Meetings Attended
Gregory S. Noval	7 of 7	n/a
Thomas J. Harp	7 of 7	5
Charles Dallas	7 of 7	1
Alexander Squires	6 of 7	5
Gerald Maier	5 of 7	4
Leigh Bilton	7 of 7	1
Michael (Mike) Coolen(1)	0 of 7	n/a
Kaare Idland(1)	0 of 7	n/a

Notes:

(1) Messrs. Coolen and Idland were appointed directors of the Corporation effective November 2, 2005.

Board Mandate

The Board is responsible for the overall stewardship of the Corporation and dealing with issues which are pivotal to determining the Corporation’s strategy and direction.  As part of the Board’s mandate, it meets a minimum of four times per year.  The Board has directly and, through the appointment of certain committees, put in place an effective system for monitoring the implementation of corporate strategies.  The Board is not involved in the day to day operations of the Corporation, as these operations are conducted by the Corporation’s management. The Board meets regularly to consider and approve the strategic objectives of the Corporation and management plans designed to accomplish those objectives.  Where appropriate, key management personnel and professional advisors are invited to attend meetings to speak to these issues.  The Board also meets as necessary to consider specific developments and opportunities as they arise, including asset acquisitions and dispositions and financing proposals.  The Board approves, among other things, all issuances of securities of the Corporation, the appointment of officers, the entering into of lines of credit or other significant borrowing activities and all significant transactions.  The Board considers, but has no formal policies, concerning management development and succession, risk management and communications.

Essential to strategic planning is assessing and understanding business risks and related control systems.  The Board helps set limits with respect to business risks, to the extent they can be managed, and approves strategies for minimizing risks. Implementation of these strategies are then monitored by the Board.  The Board, through the Audit Committee, requires management of the Corporation to put into place systems to address financial risks and to periodically report to the Board on these systems and risks.

Management has implemented procedures to provide reasonable assurance of effective communication with the Corporation’s shareholders and the public.  The Corporation’s management is responsible for the issuance of press releases and communications with the financial community.  The Board reviews and approves all principal continuous disclosure documents, the release of interim and annual financial statements, the annual information form, prospectuses and information circulars.

The Board as a whole is responsible for carrying out its responsibilities by monitoring the governance systems of the Corporation with a view to ongoing improvements, reviewing the composition of the Board and developing criteria for new Board appointments.  The Board as a whole also acts as a nominating committee for new directors, oversees and approves the Corporation’s compensation plans and evaluates the overall Board effectiveness.

Position Descriptions

The Board has an Audit Committee.  The members of the Audit Committee are Messrs. Squires (Audit Committee Chairman), Maier and Harp.  The Board also has a Reserves Committee.  The members of the Reserves Committee are Messrs. Maier (Reserves Committee Chairman), Harp and Bilton.

The Chair of the Board presides at meetings of the Board and the shareholders of the Corporation, provides leadership to the Board and assists the Board in reviewing and monitoring the strategy, goals, objectives and policies of the Corporation, schedules meetings of the Board and organizes and presents agendas for regular or special Board meetings and communicates with the Board to keep it current on all material developments.

The Board has not developed written position descriptions for the Chairman of the Board or the Audit Committee Chairman. The Chairman of the Audit Committee determines the schedule for meetings of the Audit Committee and the agenda for each meeting.  The Board has not developed a written position description for the Chairman and Chief Executive Officer of the Corporation.  The Board, in conjunction with management, sets the Corporation annual objectives which become the objectives against which the Chairman and Chief Executive Officer’s performance is measured.  The Board defines the responsibilities of the Chairman and Chief Executive Officer, which includes delegation of specific responsibilities to other members of the Corporation’s management.  The Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

Orientation and Continuing Education

The Corporation does not currently have any formal orientation and education programs for new directors of the Corporation.  Each director has the responsibility to ensure that he maintains the skill and knowledge to meet his obligations as a director.  Board members are encouraged to communicate with management of the Corporation, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, to attend related industry seminars and conventions and to visit the Corporation’s operations.  Board members have full access to the Corporation’s records. As an ongoing process, the Board considers management development which includes training and monitoring management performance.

Ethical Business Conduct

The Corporation has a written code of business conduct and ethics (the “Code of Conduct”) in place for its directors, officers, and employees, adopted on March 30, 2005.  A copy of the Code of Conduct is provided to each director, officer and employee of the

Corporation and is available upon the request of any shareholder.  Compliance with the Code of Conduct is monitored by the Board as a whole.  Employees of the Corporation are encouraged to promptly report to the Board any violation of the Code of Conduct or any law, rule or regulation that has been or is likely to be committed by the employee or someone else who is a representative of the Corporation.

The Code of Conduct requires disclosure to the Board of any transactions or agreements in respect of which any director or executive officer of the Corporation has a material interest and the extent and nature of that interest.  Any director with a conflict of interest or who is capable of being perceived as being in conflict of interest with respect to the Corporation must abstain from discussion and voting by the Board or any committee of the Board on any motion to recommend or approve the relevant agreement or transaction. The Board itself must comply with conflict of interest provisions of the Business Corporations Act (Alberta), as well as the relevant agreement regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has the responsibility for selecting nominations for election to the Board.  The Board will periodically review general and specific criteria to consider when directors are being appointed to the Board.  The objective of this review will be to recommend that appointments be made to provide the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Corporation. The review will take into account the desirability of maintaining a balance of skills, experience and background, along with the key common characteristics required for effective Board participation.

Compensation

The Corporation compensates its executive officers through a combination of base salary, bonuses and options.  The base salary provides an immediate cash incentive for executive officers.  Bonuses encourage and reward exceptional performance over the financial year compared to predefined goals and objectives.  Stock options ensure that executive officers are motivated to achieve long term growth of the Corporation and continuing increases in shareholder value.

Any bonuses will be related to performance and may form a greater or lesser part of the entire compensation package in any given year. An annual bonus may be paid for each fiscal year based on the Board’s assessment of the Corporation’s general performance, as measured against a portfolio of goals or targets agreed upon by the Board and management, and the relative contribution of each of the executive officers, including the Chairman and Chief Executive Officer, to that performance.

The Corporation provides long term incentive compensation to its executive officers through the Stock Option Plan.  The Board as a whole recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions.  The Board views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders.

Other Board Committees

There are no additional committees of the Board, other than the Audit Committee and the Reserves Committee.  For further particulars concerning the Audit Committee and information required by Form 52-110F1, please see pages 46 through 48 of the Corporation’s annual information form dated March 24, 2006.

Assessments

The Board is responsible to assess, on an ongoing basis, its overall performance and that of its committees.  The objective of this review is to contribute to a process of continuous improvement in the Board’s execution of its responsibilities.  The review will identify any areas where the directors of the Corporation or management believe that the Board could make a better collective contribution to overseeing the affairs of the Corporation. The Board is also responsible for regularly assessing the effectiveness and contribution of the each director, having regard to the competencies and skills each director is expected to bring to the Board.

OTHER MATTERS

Management of the Corporation is not aware of any other matters to come before the Meeting other than as set forth in the notice of annual meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed instrument of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR system at www.sedar.com. Shareholders may contact the Corporation directly at Suite 3300, 400 – 3rd Avenue S.W., Calgary, Alberta  T2P 4H2, Ph: (403) 294-1411, Fax: (403) 216-2374 to request copies of the Corporation’s financial statements and management discussion and analysis. The financial information provided in the Corporation’s comparative financial statements and management discussion and analysis is for the 2005 financial year.